The Fresh Market, Inc.

628 Green Valley Road, Suite 500

Greensboro, North Carolina 27408

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. H. Christopher Owings
Mr. Robert W. Errett

The Fresh Market, Inc.

Registration Statement on Form S-1

File No. 333-166473

November 2, 2010

Dear Mr. Owings:

Pursuant to Rule 46l of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), The Fresh Market, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (Washington, DC time) on Thursday, November 4, 2010, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Craig F. Arcella at (212) 474-1024, or, in his absence, Keith Hallam at (212) 474-1458, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

The Fresh Market, Inc.

By	/s/ Craig Carlock
	Name:	Craig Carlock
	Title:	Chief Executive Officer